SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

(MARK ONE)
☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE TRANSITION PERIOD FROM _______________ TO _______________

Commission file number 001-15014

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A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED STATES EMPLOYEES' SUN ADVANTAGE

SAVINGS AND INVESTMENT PLAN

(Full title of the Plan)

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

SUN LIFE FINANCIAL SERVICES OF CANADA INC.

(Name of Issuer of Securities)

150 King Street, West, Suite 1400

Toronto, Ontario Canada M5H 1J9

(Address of Issuer's Principal Office) (Zip Code)

__________________________________________________

Total Number of Pages in File:	3

Index to Exhibits:	to be filed by amendment

Item 4. ERISA Financial Statement for the Plan To be filed by amendment pursuant to General Instruction A to Form 11-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the United States Employees' Sun Advantage Savings and Investment Plan U.S. Benefit Plans Committee have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

UNITED STATES EMPLOYEES' SUN ADVANTAGE
SAVINGS AND INVESTMENT PLAN

By /s/ Janet V. Whitehouse
Chairperson, U.S. Benefit Plans Committee

By /s/ Gregg Fradkin
Member, U.S. Benefit Plans Committee

By /s/ Davey S. Scoon
Member, U.S. Benefit Plans Committee

By /s/ Michael E. Shunney
Member, U.S. Benefit Plans Committee

By /s/ Robert P. Vrolyk
Member, U.S. Benefit Plans Committee

By /s/ John T. Donnelly
Member, U.S. Benefit Plans Committee

Dated: March 31, 2003